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                            October 12, 2023

       Mingming Su
       Chief Strategy Officer & Director
       DouYu International Holdings Ltd
       20/F, Building A, New Development International Center
       No. 473 Guanshan Avenue
       Hongshan District, Wuhan, Hubei Province 430073
       People's Republic of China

                                                        Re: DouYu International
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38967

       Dear Mingming Su:

              We have reviewed your September 25, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospectus
       5.A. Operating Results, page 123

   1. In comment 3 of your July 28, 2023 response letter, you indicated that in future filings you will include a
qualitative discussion of the shift in focus to mobile apps and mobile users. The quantitative
information provided in response to comment 1 regarding total average MAU and PC
average MAU appears to provide important context to such
                                                        shift. Therefore, it
remains unclear why you believe information regarding the PC user base is not material to
an understanding of your business and the company's current focus on mobile apps. Please
revise your Operating Results section to provide additional context to the shift in your
business by providing a quantitative discussion of the significant decline in PC average
MAUs and PC retention rate for each of the fiscal years
 Mingming Su
DouYu International Holdings Ltd
October 12, 2023
Page 2
         presented. In your response, provide us with proposed disclosures that you intend to include in your next Form 20-F filing.
General

2. We note your response to prior comment 4. Please provide your detailed legal analysis as
         to (i) why you treat    Amounts due from the VIEs pursuant to
contractual arrangements
         as operating assets in your breakdown of DouYu Yule   s assets, and
(ii) how you are
         calculating the    value    of such amounts for purposes of Section
2(a)(41) of the Investment
         Company Act of 1940 (   Investment Company Act   ).
3. We note in footnote 13 of your response to prior comment 4, you state that DouYu Yule would satisfy the 40% Test under Section 3(a)(1)(C) of the Investment Company Act.
         Please provide your detailed legal analysis of whether DouYu Yule would satisfy such test
         as of the most recent fiscal quarter end if    short-term deposits
with maturities of one year
         or less are not cash items.
4. We note your statement in response to prior comment 4 that Wuhan Ouyue owns 100% of the limited partnership interests in Beijing Fengye. To the extent you argue that such interests are not securities, please provide your detailed legal analysis to support such conclusion. To the extent you concede that such interests are securities, please provide additional analysis as to how, in your view, Wuhan Ouyue is not an investment
         company    given that it appears a substantial majority of Wuhan Ouyue
  s assets consist of
         limited partnership interests in Beijing Fengye and other investment securities.
5.       We note that you make reference to relying on Section 3(b)(1) of the
Investment
         Company Act in your analysis of several different entities, such as Wuhan Ouyue and
         Wuhan Douyu. Please advise as to whether you have opinions of counsel regarding
         Section 3(b)(1) with regard to such entities and, if so, whether you are willing to share such opinions with us.
6. Please advise as to whether you are able to recalculate your responses to our prior comments as of September 30, 2023. If so, provide updated responses, if material.
7.       Please separately specify the percentage of DouYu Hong Kong   s total
assets that consist
         of interests in Gogo Glocal and DouYu Yule, respectively, as of September 30, 2023, if available.
8.     Please provide the percentage of your assets that consist of
short-term deposits    with
       maturities of one year or less on a consolidated basis as of September 30, 2023, if available.
FirstName  LastNameMingming Su
Comapany
9.         NameDouYu
       Please             International
              provide revised           Holdings
                               risk factor        Ltd
                                           language to reflect your latest
responses as well as our
Octobercomments
        12, 2023 herein.
                  Page 2
FirstName LastName
 Mingming Su
FirstName LastNameMingming    Su
DouYu International Holdings Ltd
Comapany
October 12,NameDouYu
            2023       International Holdings Ltd
October
Page 3 12, 2023 Page 3
FirstName LastName
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Li He